Filed by Berry Global Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Berry Global Group, Inc.

Commission File No.: 001-35672

Subject: A Message from Kevin Kwilinski: Berry and Amcor to Combine

To All Berry Employees,

I am excited to share that Berry has entered into an agreement to combine with Amcor, creating a global leader in consumer and healthcare packaging solutions with unprecedented innovation capabilities.

This merger – and the value it will deliver for Berry – is a testament to our entire team and a logical next step in our evolution. We are incredibly thankful for all you have done to get us to this important milestone in our journey. Over the past year we have undertaken a significant transformation including enhancing our product mix to support growth in non-cyclical markets and making significant progress to optimize our portfolio. These achievements are a result of our team’s efforts and are reflected in the strong financial and operational results we achieved in 2024 thus far.

As we look ahead, we are confident the combination with Amcor will enable us to continue building on our strong momentum and achieve even more together. We are combining two great companies with our leading material science knowledge and manufacturing capabilities and Amcor’s advanced innovation and R&D capabilities. We will have complementary geographic coverage and portfolios with limited overlap in the attractive, fast-moving consumer and healthcare verticals. Together, we will become a global leader in consumer packaging solutions that is uniquely positioned to accelerate growth and solve customers’ and consumers’ sustainability needs.

Amcor is a global leader in developing high-quality, responsible packaging solutions for food, beverage, pharmaceuticals and more. Based in Zurich, Switzerland, Amcor has operations in more than 40 countries. Both Berry and Amcor have similar business models and aligned philosophies focused on safety, employee experience, innovation, customer intimacy, and functional excellence. Additionally, we both have a clear focus on driving sustainability in partnership with our stakeholders – and a commitment to making packaging that is recyclable, reusable, lighter weight and made using an increasing amount of recycled content.

Please keep in mind until the transaction is completed, which we are targeting in the middle of calendar year 2025, Berry and Amcor will continue to operate as separate, independent companies. Our strategic priorities remain the same and there are no immediate changes to roles, responsibilities or reporting structure as a result of this announcement. Our focus remains on safety and delivering on our existing business objectives and initiatives. We ended fiscal 2024 on a strong note and we’re counting on everyone to stay focused on delivering for our customers so we can continue the strong momentum that is underway.

Over the coming months, our team will work closely with the Amcor team to develop a thoughtful plan to best bring our two companies together. Following transaction close, the combined company will be led by Peter Konieczny, Amcor’s CEO. The combined company’s head office will be in Zurich, Switzerland, and will maintain a significant presence at Berry’s current headquarters in Evansville.

Today’s announcement may generate increased interest or questions from the media and other outside parties. As always, it’s important that the Company continues to speak with one voice. If you receive any inquiries from the media, please send them to mediarelations@berryglobal.com and any investor inquiries to ir@berryglobal.com.

I am committed to transparent and timely communication throughout this process, starting with a town hall meeting today at 12:00 PM CST | 18:00 GMT to discuss this announcement in greater detail. I encourage you to all to join. If you have questions in the meantime, please submit them through this link or reach out to your manager.

Lastly and most importantly, I want to reiterate my sincere appreciation for all of you and the incredible work you have done and will continue to do to drive our success and deliver for our customers. I believe with Amcor we can reach even greater heights together and am excited for the future of our combined company.

Sincerely,

Kevin Kwilinski

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

In connection with the proposed transaction between Berry Global Group, Inc. (“Berry”) and Amcor plc (“Amcor”), Berry and Amcor intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, an Amcor registration statement on Form S-4 that will include a joint proxy statement of Berry and Amcor that also constitutes a prospectus of Amcor with respect to Amcor’s ordinary shares to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to shareholders of Berry and Amcor (the “Joint Proxy Statement/Prospectus”). Berry and Amcor may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Berry or Amcor may file with the SEC. INVESTORS AND SECURITY HOLDERS OF BERRY AND AMCOR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Berry or Amcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Berry will be available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Amcor will be available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.”

Certain Information Regarding Participants

Amcor, Berry, and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of Berry and Amcor in connection with the proposed transaction. Information about the directors and executive officers of Berry is set forth in its Annual Report on Form 10-K for the year ended September 30, 2023, which was filed with the SEC on November 17, 2023, its proxy statement for its 2024 annual meeting, which was filed with the SEC on January 4, 2024, and its Current Reports on Form 8-K, which were filed with the SEC on February 12, 2024, April 11, 2024, September 6, 2024 and November 4, 2024. Information about the directors and executive officers of Amcor is set forth in its Annual Report on Form 10-K for the year ended June 30, 2024, which was filed with the SEC on August 16, 2024 and its proxy statement for its 2024 annual meeting, which was filed with the SEC on September 24, 2024. To the extent holdings of Berry’s or Amcor’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Berry and Amcor, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of Berry’s stockholders and Amcor’s shareholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Berry’s or Amcor’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Berry’s and Amcor’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction and the closing date for the proposed transaction, are based on the current estimates, assumptions and projections of the management of Berry and Amcor, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Berry’s and Amcor’s control. None of Berry, Amcor or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Berry or Amcor. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Berry’s and Amcor’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the risk that the conditions to the completion of the proposed transaction (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; the risks arising from the integration of the Berry and Amcor businesses; the risk that the anticipated benefits of the proposed transaction may not be realized when expected or at all; the risk of unexpected costs or expenses resulting from the proposed transaction; the risk of litigation related to the proposed transaction; the risks related to disruption of management’s time from ongoing business operations as a result of the proposed transaction; the risk that the proposed transaction may have an adverse effect on the ability of Berry and Amcor to retain key personnel and customers; general economic, market and social developments and conditions; the evolving legal, regulatory and tax regimes under which Berry and Amcor operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Berry’s and/or Amcor’s financial performance; and other risks and uncertainties identified from time to time in Berry’s and Amcor’s respective filings with the SEC, including the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of risks presented here is, and the list of risks presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties, and other risks may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made only as of the date hereof and neither Berry nor Amcor undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.